Exhibit 99.1

ASX ANNOUNCEMENT

6 March, 2015

Genetic Technologies Announces AUD$18.6 Million Capital Raising

Melbourne, Australia; 6 March 2015: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to announce that it has raised approximately AUD$18.6 million at a weighted average issue price of AUD$0.0372 per ordinary share by way of securing commitments to invest from professional and sophisticated investors in the United States. This follows on from the announcement earlier today that shareholders approved all resolutions put at today’s Extraordinary General Meeting of members (EGM).

GTG is selling the securities directly to the U.S. investors and has retained Maxim Group LLC to act as placement agent for GTG in connection with this offering.

The offer is an offer of 499,999,950 fully paid ordinary shares, represented by 3,333,333 American Depositary Shares (ADS). Each ADS represents one hundred and fifty (150) ordinary shares in Genetic Technologies Limited. The ADSs are listed on the NASDAQ Capital Market under the symbol “GENE” and our ordinary shares are listed on the Australian Securities Exchange under the symbol “GTG”.

Receipt of funds and issue of the shares is expected to be completed by the end of next week upon the closing of the capital raising. No further shareholder approval is required prior to the issue of these shares.

The funds raised under the Financing will be used to support the Company’s medium-term capital requirements and, together with existing cash reserves, will support the Company’s refocused US molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test, BREVAGenplus®.

Eutillio Buccilli, Genetic Technologies’ Chief Executive Officer, commented:

“The Board is extremely pleased by both the approval by shareholders of all resolutions at the extraordinary general meeting this morning and our successful securing of commitments for approximately AUD$18.6 million further capital on the above terms. The capital raised will significantly enhance the Company’s long term future and ability to achieve its growth potential.”.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
+61 3 8412 7050

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com          ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.